August 20, 2009

VIA EDGAR and FACSIMILE

Kathleen Collins, Accounting Branch Chief

Jason Niethamer, Senior Staff Accountant

Barbara C. Jacobs, Assistant Director

Evan S. Jacobson, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:    Electronics For Imaging, Inc.

 Form 10-K for the Fiscal Year Ended December 31, 2008

 File No. 000-18805

Dear Ms. Collins, Mr. Niethamer, Ms. Jacobs and Mr. Jacobson:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated August 6, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s response dated July 10, 2009 to the original comment letter dated June 25, 2009 of the Staff with respect to the above-referenced filing. The Staff’s comments are set forth below in bold to correspond to the comments in the Comment Letter. The Company’s responses follow the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 4. Goodwill and Long-lived Intangible Asset Impairment, page 74

We note that the Company’s book value at June 30, 2009 (as indicated in your July 29, 2009
Form 8-K) has remained below your market capitalization for the majority of the first six months of fiscal 2009. Tell us how you considered whether this is a triggering event that will require or has required you to reassess your goodwill for impairment. Also, please explain further the following regarding your impairment analysis and include such information in future filings:

•      Explain how management selected the various methodologies used in your analysis (income approach for Inkjet unit and market approach for the Controllers and APPS units) as being the most meaningful for each reporting unit;

•      Tell us how you identify the comparable companies used in your analysis for both the Controllers and APPS reporting units;

•      Tell us the amount of the control premium used in your valuation analysis and the supporting objective evidence for the adjustment;

•      Tell us how you determined the adequacy of the assumptions used in your discounted cash flow analysis for the Inkjet unit. In this regard, we note that the Company assumed a five-year forecast of annual revenue growth rates ranging from (11%) to 12% and the actual growth rate for the first quarter of fiscal 2009 was approximately (40%);

•      Disclose the amount of goodwill allocated to each reporting unit;

•      Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;

•      For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response: We have evaluated the Staff’s comments related to our goodwill impairment charge recorded in 2008 and provided a detailed response to each comment below.

In summary, we have continued to closely monitor the performance of our reporting units during the first six months of 2009 in order to timely address any triggering event, as defined in the applicable accounting literature. Our net book value at June 30, 2009 was $597 million, or $12.12 per share, while our market capitalization was $524 million based on the June 30, 2009 stock price of $10.66 per share and 49.2 million outstanding shares. While our market capitalization is lower than net book value at June 30, 2009, the difference between the two metrics has improved compared to the difference at December 31, 2008. Most important, the control premium supported by our fourth quarter 2008 valuation analysis was approximately 35%. Based on our June 30, 2009 market capitalization of $524 million, a control premium of 35% implies a controlling equity value of $707 million, which is $110 million greater than our net book value. Based on these factors, we believe that a triggering event did not occur as of June 30, 2009. No factors subsequent to our year end analysis would suggest a needed change to the control premium or to the significant assumptions used in our year end analysis.

We acknowledge the Staff’s comment and, where relevant, in future filings, starting with the third quarter of 2009 when our annual goodwill impairment test will be conducted, we will disclose the carrying value, goodwill and fair value of each reporting unit, together with any other information we consider appropriate to increase the transparency of substantive judgments made in this area.

We note that the Company’s book value at June 30, 2009 (as indicated in your July 29, 2009 Form 8-K) has remained below your market capitalization for the majority of the first six months of fiscal 2009. Tell us how you considered whether this is a triggering event that will require or has required you to reassess your goodwill for impairment.

Response: In evaluating whether a triggering event has occurred that would require another reassessment of the recoverability and potential impairment of our goodwill as of June 30, 2009, we considered the following factors as discussed on page 76 of our Form 10-K for the year ended December 31, 2008, as well as evaluating our assumptions regarding forecasted revenues and gross margin rates as discussed on page 77:

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period;

•	our market capitalization relative to net book value;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	EFI’s assessment of growth and profitability over the coming years.

The results of our analysis of these factors led us to conclude that no triggering event required reassessment of the recoverability of our goodwill, especially after considering the reductions in goodwill recorded in the fourth quarter of 2008 as a result of our impairment assessments. The results of our analysis were as follows:

•

We believe that the Inkjet industry may have reached the bottom of its economic downturn in the first quarter of 2009 and began slowly recovering in the second quarter of 2009. Revenues improved sequentially by 14% between the first and second quarter of 2009 with some improvement in gross margins as well. We believe we are seeing the beginning of a turn around in the Inkjet business.

•	Our stock price has increased from $9.56 at December 31, 2008 to $10.66 at June 30, 2009. Our stock price has ranged between $7.84 and $11.85 during the first six months of 2009.

•

There have been no significant changes in the manner of our use of our assets or strategy for the overall business with the exception of restructuring activities disclosed in the notes to our interim financial statements, which were taken to reduce our cost structure and improve profitability. We expect to introduce new Inkjet products in the second half of 2009.

•	Market capitalization relative to net book value has improved since our last assessment in the fourth quarter of 2008 as a result of the following:

•

Market capitalization has increased from $490 million at December 31, 2008 ($9.56/share) to $524 million at June 30, 2009 ($10.66/share). Market capitalization has ranged between a low of $407 million to a high of $583 million during this six month period.

•	Net book value has decreased from $601 million at December 31, 2008 to $597 million at June 30, 2009.

•

We believe the Inkjet business will grow in the long-term as the printing industry continues to make the transition from analog to digital technology. We expect our business, which is solely focused on digital, to significantly benefit from this trend. We will continue to evaluate this business especially in light of our recent product introductions.

•	There were no indications of any triggering event with respect to the Controllers or APPS reporting units during the first six months of 2009.

As a result of these factors, we believe that a triggering event had not occurred as of June 30, 2009.

Tell us the amount of the control premium used in your valuation analysis and the supporting objective evidence for the adjustment;

Response: The difference between our June 30, 2009 market capitalization ($524 million) and net book value ($597 million) is $73 million, or 14%. The control premium supported by our fourth quarter 2008 valuation analysis was 35.8%, or $175 million. Based on our June 30, 2009 market capitalization of $524 million, a control premium of 35% implies a controlling equity value of $707 million, which is $110 million greater than our net book value.

Control premiums can vary greatly. Factors affecting the level of control premium include the quality of management, synergies among reporting units, and the relative value of business opportunities between entities. For example, opportunities within the printing industry are more valuable to entities specializing in that industry as there is greater likelihood of management’s ability to maximize those opportunities.

In assessing the value of our control premium, we considered data accumulated, analyzed, and published by the Mergerstat Review over the last ten years as follows:

Median control premium paid by acquiring companies in all industries	30.8%
Median control premium paid by acquiring companies in the communication industry	40.0%
Median control premium paid by acquiring companies in the computer software industry	35.7%
Median control premium paid by acquiring companies in the electronics industry	45.8%

We then examined the most similar transactions in each of these industries and determined the average premium indicated by the transactions deemed to be most similar to a hypothetical transaction involving the Company. We examined the weighted average and median control premiums offered in these industries, industry specific control premiums, and specific transaction control premiums to conclude that our 35.8% control premium was reasonable at year end.

Subsequent to our year end analysis, no factors have occurred that would suggest a need to revise the control premium.

Explain how management selected the various methodologies used in your analysis (income approach for Inkjet unit and market approach for the Controllers and APPS units) as being the most meaningful for each reporting unit;

Disclose the amount of goodwill allocated to each reporting unit;

Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;

Response: Our annual impairment test is completed during the third quarter of each year. When we determined that a triggering event had occurred in the fourth quarter of 2008, we completed an interim goodwill impairment analysis. We initially applied the market approach to each of the reporting units. Based on this initial valuation, the fair value of the Controller and APPS reporting units exceeded their carrying value as of December 31, 2008 by 181% and 39%, respectively. Consequently, it was not considered necessary to complete any further analyses with respect to these two reporting units. These valuations incorporated recorded goodwill of $53 million related to the Controllers reporting unit and $33 million related to the APPS reporting unit.

Because the fair value of the Inkjet reporting unit was less than its carrying value based on the market approach by $94 million, or 34%, we additionally completed a valuation based on the income approach to refine and validate our fair value assessment. As explained on page 76 of our Form 10-K for the year ended December 31, 2008, the results of the income and market approach were equally weighted to determine the fair value of the Inkjet reporting unit.

The carrying value of the Inkjet reporting unit included recorded goodwill of $140 million prior to recognizing the $104 million impairment during the fourth quarter of 2008.

The carrying value and recorded goodwill of each reporting unit will be disclosed in future interim and annual filings. The fair value of each reporting unit will be disclosed in our third quarter interim filing each year in conjunction with our annual goodwill impairment testing as well as in interim or annual filings in conjunction with any interim impairment testing that may be required.

Tell us how you identify the comparable companies used in your analysis for both the Controllers and APPS reporting units;

Response: As stated previously, the market approach was used to value the Controllers and APPS reporting units while the income and market approach were equally weighted to value the Inkjet reporting unit.

To identify suitable comparable companies, consideration was given to the financial condition and operating performance of the entity being evaluated relative to companies operating in the same or similar businesses, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. Consideration was given to the investment characteristics of the subject company relative to those of similar publicly traded companies (i.e., guideline companies). Guideline company stocks should be actively traded in a free and open market.

Two applications of the market approach are the Public Company Market Multiple Method (“PCMMM”) and the Similar Transaction Method. In applying the PCMMM, valuation multiples are derived from historical and projected operating data of guideline companies and applied to the appropriate operating data of the entity to arrive at an indication of fair value.

Although it is clear that no two potential guideline companies are alike, the only restrictive requirement imposed by the PCMMM is that the guideline companies must be engaged in the same or similar business. Other relevant factors are considered to make the most valid comparison. We attempted to identify guideline companies for each of our reporting units using the following methodology:

•	A search of various financial data bases and investment research was conducted in an effort to identify companies similar to EFI and the pertinent reporting unit as of the valuation date.

•	A global list of potential guideline companies was compiled using the following sources:

•	Capital IQ

•	Bloomberg

•	discussions among our management team, and

•	other investment research.

•	The global list was further evaluated based on the following criteria:

•	business description

•	operations and geographic presence

•	financial size and performance

•	stock liquidity, and

•	management recommendations regarding the most similar companies.

The following guideline companies were selected for the Inkjet reporting unit:

•	Domino Printing Sciences plc (LSE: DNO)

•	Electronics For Imaging, Inc. (NASDAQ: EFII)

•	Hewlett-Packard Company (NYSE: HPQ)

•	Presstek, Inc. (NASDAQ: PRST)

Suitable guideline companies could not be identified for the Controllers and APPS reporting units. Consequently, the similar transaction method was employed based on actual majority acquisition transactions in the Controllers reporting unit’s industry and the APPS controlling unit’s industry to arrive at an indication of the fair value of these reporting units.

Eastman Kodak Company acquired Creo, Inc. in January 2005. Creo had a Controller product line. Subsequent to this acquisition in 2005, there are no known market comparables. Consequently, this transaction was selected for the analysis of the fair value of the Controllers reporting unit using the similar transaction method. EFI’s acquisition of the Pace Systems Group in the third quarter of 2008 was the most recent, directly relevant, and comparable transaction relative to the APPS reporting unit. Accordingly, this transaction was utilized for the analysis of the fair value of the APPS reporting unit using the similar transaction method.

The Creo and Pace transaction market multiples were conservatively discounted to reflect the realities of the current economic environment subsequent to the dates of these transactions.

Tell us how you determined the adequacy of the assumptions used in your discounted cash flow analysis for the Inkjet unit. In this regard, we note that the Company assumed a five-year forecast of annual revenue growth rates ranging from (11%) to 12% and the actual growth rate for the first quarter of fiscal 2009 was approximately (40%);

Response: At the beginning of 2009, we reviewed our plans and our upcoming new product releases in our Inkjet reporting unit. We forecasted a decline in our Inkjet reporting unit during the first half of the year while expecting to see stronger results upon release of the previously mentioned new product offerings in the second half of the year.

The 40 percent negative Inkjet growth rate noted by the Staff related to the three months ended March 31, 2009 compared with the three months ended March 31, 2008 while the 11 percent negative growth rate assumed in the Inkjet five-year forecast related to the year ended December 31, 2009 compared with the year ended December 31, 2008. We believe the 11 percent annual decline remains reasonable, notwithstanding the 40 percent decline in the first quarter compared to the same quarter in 2008, as evidenced by the 14% sequential increase between the first and second quarter of 2009 and key product releases expected during the second half of 2009 for the Inkjet business.

We believe that the Inkjet industry may have reached the bottom of its economic downturn in the first quarter of 2009 and began slowly recovering in the second quarter of 2009. Revenues improved sequentially by 14% between the first and second quarter of 2009 with some improvement in gross margins as well. We believe we are seeing the beginning of a turn around in the Inkjet business. Nevertheless, it remains difficult to evaluate the adequacy of our forecast assumptions until our new products launch.

For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

As stated previously, fair value does not significantly exceed carrying value for the Inkjet reporting unit. If our assumptions regarding the current economic environment and the uncertainties regarding the impact on our Inkjet business, the duration of the ongoing economic downturn, the period or strength of the recovery, and forecasted revenue or gross margin rates are not accurate, we may be required to record additional goodwill impairment charges in the future. Inkjet revenues and gross margins could be negatively impacted by product delays and product mix.

Our annual goodwill impairment analysis is performed during the third quarter each year. Accordingly, we will be performing our annual goodwill impairment analysis in the third quarter of 2009. We will disclose the fair value, carrying value, and recorded goodwill with respect to each of our reporting units in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

*  *  *  *  *  *  *

We appreciate the Staff’s review of this filing. Should the Staff have any additional questions or comments, please direct them to Bryan Ko, Esq., General Counsel of the Company, at (650) 357-4164 (phone) or (650) 357-3776 (fax).

Regards,

/s/ John Ritchie
John Ritchie
Electronics For Imaging, Inc.

cc:	Bryan Ko, Esq., Electronics For Imaging, Inc.
Justyna Rostocka, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Jr., O’Melveny & Meyers LLP